EXHIBIT (a)(1)(iv)

Internal Communication

Per my previous email and communication materials, I wanted to notify you that the Safeway Stock Exchange program commences today, September 7, 2004.

Employees with stock options (and Rights, if they are or have been in the past Canadian employees) are being mailed the Offer to Exchange Certain Outstanding Options (Tender Offer Document) and the Safeway Stock Option Exchange form, which I have attached below for your review. The Offer to Exchange Certain Outstanding Options also includes Frequently Asked Questions.

The Safeway Stock Option Exchange program begins today, September 7, 2004, and ends on October 5, 2004 at 5:00 p.m. Pacific (California) Time.

The Safeway Stock Option Exchange web site is now available, www.safewayexchange.com.

The Safeway Stock Option Exchange hotline is now available, (877) SWY-EXCH or (877) 799-3924.

Additionally, a video titled Stock Option Exchange Program providing an overview of the program will become available for viewing on September 9, 2004. A scheduled broadcast can be viewed on September 9, 2004 at 10:00 a.m. Pacific (California) Time. The video also will be available at any time using Cisco IPTV on demand or the on-demand function on Skystream Satellite receiver.

WHAT WE WANT YOU TO DO

•	Read carefully through all the attached materials, especially the instructions on “what you cannot say or do”

•	Address any questions to your HR Director

•	Understand your role, especially on your communication with the employees

•	Encourage employees to read their communication materials carefully and view the Stock Option Exchange Program video via the method that is most suitable to them

•	Remind employees of the deadlines

•	Direct employees with questions to the Safeway Stock Option Exchange web site and hotline that became available today

•	Direct employees to consult with their own financial advisor as to their decision to participate in the exchange program

WHAT YOU CANNOT SAY OR DO

•	You cannot advise employees as to their participation in the exchange program

•	You cannot encourage or discourage employees to exchange or not exchange their eligible options

•	You cannot interpret any communication for employees, simply repeat what is stated in the documents

Please note that the tender offer will only be made through an offer to purchase and a related tender offer statement, which is being mailed today to all eligible employees. The materials also will be available free of charge at www.safewayexchange.com and the SEC’s web site at http://www.sec.gov.

Please review this material carefully and contact Lina Naumann (925) 226-5042 or myself with any questions.

Jerry Warren

(925) 226-5223